Mail Stop 4561

May 12, 2009

John J. Wilk
Chief Financial Officer
TransNet Corporation
45 Columbia Road
Branchburg, NJ 08876-3576

> **Re:** **TransNet Corporation**
> **Form 10-K for Fiscal Year Ended June 30, 2008**
> **Filed September 29, 2008**
> **File No. 000-08693**

Dear Mr. Wilk:

We have reviewed your response letter dated April 30, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 25, 2009.

Form 10-K for Fiscal Year Ended June 30, 2008

Item 8. Financial Statements and Supplementary Data

Note 2. Summary of Significant Accounting Policies

[G] Revenue Recognition, page F-8

1.   The draft disclosure you provided in response to prior comment 2 indicates you account for service revenues using the percentage of completion method. Footnote 1 of SOP 81-1 indicates that such guidance is not intended to apply to "service transactions." Generally, SAB Topic 13 is the relevant guidance to apply to a service transaction, absent additional elements in the arrangement. Please revise your proposed revenue recognition policy for your service transactions to

address the appropriate accounting guidance or clarify why you believe SOP 81-1 is the appropriate guidance. As part of your response, quantify for us any difference in prior periods from the recognition of revenue or costs between your use of SOP 81-1 and SAB Topic 13.

2. Please tell us if your current multiple-element arrangements contain customer acceptance provisions similar to those you referred to in your letter to us dated May 31, 2006. And, if so, revise your proposed disclosure to address how such provisions impact your revenue recognition.

Item 15. Exhibits, Financial Schedules and Reports on Form 8-K

3. Exhibits, page 29

3. Please file an amended Form 10-K to include your auditor's consent. When you amend your filing, you should also provide updated certifications from your principal executive and principal financial officer.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 or me at (202) 551-3226 if you have any questions regarding the above comments.

Sincerely,

Craig Wilson
Sr. Asst. Chief Accountant